UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41576

ECARX Holdings Inc.
(Translation of registrant’s name into English)

Second Floor North
International House
1 St. Katharine’s Way
London E1W 1UN
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 29, 2026, ECARX (Hubei) Ecological Investment Co., Ltd. (“ECARX Ecological”), a wholly-owned subsidiary of ECARX Holdings Inc. (the “Company”), together with ECARX (Hubei) Technology Co., Ltd. (“ECARX Technology”), as co-borrower, entered into a syndicated loan agreement (the “Loan Agreement”) with a banking syndicate for the purpose of financing the acquisition (“Acquisition”) of 100% of the equity interests in Hubei Qiguang Technology Co., Ltd. (“Hubei Qiguang”) as previously announced.

The Loan Agreement provides for a syndicated acquisition loan facility in an aggregate principal amount of up to RMB1,260,000,000 (approximately US$185 million). The loan bears interest at a floating rate equal to the 5-year Loan Prime Rate (LPR) plus 10 basis points per annum, repriced every 12 months. Interest is payable quarterly. The loan has a term of up to 10 years and is repayable in semi-annual installments commencing December 2026. The proceeds of the loan are to be used exclusively to fund the Acquisition.

In connection with the Loan Agreement, ECARX Ecological pledged 100% of the equity interests in Hubei Qiguang in favor of the syndicate lenders to secure all obligations under the Loan Agreement. In addition, Hubei Qiguang provided an irrevocable joint and several liability guarantee in respect of all obligations of the borrowers under the Loan Agreement. The guarantee period extends until three years after the maturity of all obligations under the financing documents. The parties also entered into an account supervision agreement, under which each of ECARX Ecological, ECARX Technology, and Hubei Qiguang is required to deposit its revenues into designated supervised accounts maintained with the supervisory bank. Funds in the supervised accounts must be applied first to service the syndicated loan, and at all times must maintain a minimum balance equal to at least the next installment of principal and interest due.

A copy of the Loan Agreement is included in this current report on Form 6-K as Exhibit 10.1 and the foregoing description of the Loan Agreement is qualified in its entirety by reference thereto.

This current report on Form 6-K, including the exhibit hereto, is incorporated by reference into the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3 (File No. 333-271861) and registration statement on Form F-3 (File No. 333-288811) and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Syndicated Loan Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

By		/s/ Dylan D. Jeng
Name	:	Dylan D. Jeng
Title	:	Chief Financial Officer

Date: July 1, 2026